As filed with the Securities and Exchange Commission on May 10, 2006
Registration No. 333-133670

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1044	98-0211014
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, (604) 689-3846
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies to:

Joseph J. Ovsenek Suite 1180 - 999 West Hastings Street Vancouver, British Columbia V6C 2W2 (604) 689-3846	Jerrold W. Schramm Lawson Lundell LLP Suite 1600 — 925 West Georgia Street Vancouver, British Columbia V6C 3L2 (604) 685-3456	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Bob J. Wooder Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600 Three Bentall Centre Vancouver, British Columbia V7X 1L3 (604) 631-3300	Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750 P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700
     Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the Registration Statement to which this Amendment No. 1 relates becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)
     It is proposed that this filing shall become effective (check appropriate box below):

A. ☑	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐	at some future date (check appropriate box below)

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box    ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered(1)	per common share	offering price	registration fee

Common shares without par value	6,900,000	$21.26(2)	$146,694,000	$15,697(3)

Common shares without par value	1,380,000	$23.27(4)	$32,112,600	$3,437(5)

	8,280,000		$178,806,600	$19,134

(1)	Includes common shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s common shares on the Nasdaq National Market on April 24, 2006.

(3)	Previously paid.

(4)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s common shares on the Nasdaq National Market on May 9, 2006.

(5)	Paid herewith.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 9, 2006
Prospectus
6,000,000 Shares
SILVER STANDARD RESOURCES INC.
Common Shares
US$                             per share

We are offering 6,000,000 common shares, without par value, by this prospectus.
Our common shares are quoted on the Nasdaq National Market, or the NASDAQ, under the symbol “SSRI” and are listed for trading on the Toronto Stock Exchange, or the TSX, under the trading symbol “SSO.” On May 8, 2006, the last reported sale price of our common shares on the NASDAQ was US$22.21 per share and on the TSX was Cdn$24.73 per share.
       Investing in our common shares involves risks. See “Risk Factors” beginning on page 16.

	Per Share	Total(1)

Public offering price	US$	US$
Underwriting commission	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For the proceeds above, we have assumed that the underwriters do not exercise their Over-Allotment Option.
We have granted the underwriters a 30-day option, the “Over-Allotment Option,” to purchase up to 900,000 additional shares to cover any over-allotments.
Delivery of the common shares is expected to be on or about                     , 2006.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion under “Certain Income Tax Considerations for U.S. Holders”.
The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is incorporated or organized under the laws of British Columbia, Canada, that some of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada, and that a substantial portion of the assets of the company and said persons are located outside the United States.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Deutsche Bank Securities
Blackmont Capital Corp.

Citigroup

NBF Securities (USA) Corp.

Salman Partners (USA) Inc.
The date of this prospectus is                     , 2006

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only and that information previously filed by us with the U.S. Securities and Exchange Commission (the “SEC”) and with the securities regulatory authorities in each of the provinces of Canada, and incorporated by reference herein, is accurate as of its respective date only. Our business, financial condition, results of operations and prospects may have changed since those dates.

      Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information”. References to A$ are to Australian dollars. Our consolidated financial statements that are incorporated by reference into this prospectus have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, all information in this prospectus assumes no exercise of the Over-Allotment Option.
      Unless the context otherwise requires, references in this prospectus to “Silver Standard”, the “Company”, “we”, “us” or “our” includes Silver Standard Resources Inc. and each of its material subsidiaries.
      Unless otherwise noted, geographic distances referred to in this prospectus are point-to-point measurements.
      See “Glossary of Geological Terms — Definitions and Abbreviations” in our annual information form for the year ended December 31, 2005, which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus and the documents incorporated by reference herein.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
      This prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.
      Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
      National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

THE COMPANY
      The following description highlights selected information about us contained in the documents incorporated by reference in this prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in the Common Shares. You should carefully read the entire prospectus, including the section titled “Risk Factors”, as well as the documents incorporated by reference in this prospectus, before making an investment decision. This prospectus contains forward-looking statements concerning the anticipated developments in our operations in future periods planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause our results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.
Overview
      We are a silver resource company that has, since 1994, assembled a portfolio of silver dominant projects located in seven countries in the Americas and Australia. We are now focused on bringing our principal projects into commercial production. In the aggregate, we own what we believe to be the largest inground silver resource of any publicly-traded primary silver company.
      We are focused on the following five principal projects, each of which has reserves or resources estimated in an independent NI 43-101-compliant report:

•	Pirquitas Project is a wholly-owned primary silver project located in northwestern Argentina. The project is estimated to contain proven and probable reserves of 107.1 million ounces of silver and it is estimated that project production will average 9.6 million ounces of silver per year over a 8.8 year mine life. The technical report for the project contemplates the development of an open-pit mining operation at the project at a cost of approximately US$146 million with a construction period of 21-24 months.

•	Diablillos Project is a wholly-owned silver-gold exploration project located approximately 275 kilometers south of our Pirquitas Project. The project is estimated to contain an inferred resource of 93.8 million ounces of silver and 815,000 ounces of gold. We are currently updating the existing scoping study, which contemplates development of the project as an open-pit mine. If developed, we plan to take advantage of potential construction and operational synergies with the nearby Pirquitas Project.

•	Bowdens Project is a wholly-owned primary silver exploration project located approximately 200 kilometers northwest of Sydney, Australia. The project is estimated to contain a measured resource of 37.1 million ounces of silver, an indicated resource of 42.4 million ounces of silver and an inferred resource of 17.6 million ounces of silver. We are currently updating existing prefeasibility level studies that contemplate development of the project as an open-pit mining operation.

•	Pitarrilla Project is a wholly-owned silver exploration project we discovered in Mexico where our exploration has recently resulted in positive drill results. The project is estimated to contain an indicated resource of 67.2 million ounces of silver and an inferred resource of 130.2 million ounces of silver with mineralization remaining open in all directions. We are continuing exploration activities and currently have three drills working with the objective of expanding the resource of this potential open-pit project.

•	Shafter Silver Project is a wholly-owned primary silver exploration project located in southwestern Texas with historical production from previous owners of over 32 million ounces of silver. The project is estimated to contain a measured resource of 6.5 million ounces of silver, an indicated resource of 14.5 million ounces of silver and an inferred resource of 20.2 million ounces of silver. We will consider putting this underground project into production, when economic conditions warrant it, to augment any future production of silver from our other projects.
      In addition to our five principal projects, we hold a geographically-diverse portfolio of other predominantly silver projects in various stages of exploration. For the purposes of NI 43-101, our only material property is the Pirquitas Project.

Summary of Mineral Reserves and Resources
      The following tables summarize our project reserves and resources. Except for the Maverick Springs Project, all of these projects are wholly-owned.
Mineral Reserves(1)

Property	Classification	Ore	Silver	Silver

		(kt)	(g/tonne)	(oz. in millions)
Pirquitas Project(2)	Proven	3,342	191	20.5
	Probable	15,118	172	83.6
	Jig Tails (Probable)	400	234	3.0

	Total	18,860	177	107.1

Mineral Resources(1)

	Measured(3)		Indicated(3)		Inferred(3)

Property	Silver	Gold	Silver	Gold	Silver	Gold

	(oz. in	(oz. in	(oz. in	(oz. in	(oz. in	(oz. in
	millions)	thousands)	millions)	thousands)	millions)	thousands)
Pirquitas Project	2.5	—	24.2	—	—	—
Diablillos Project	—	—	—	—	93.8	815
Bowdens Project	37.1	—	42.4	—	17.6	—
Pitarrilla Project	—	—	67.2	—	130.2	—
Shafter Silver Project	6.5	—	14.5	—	20.2	—
Berenguela Project	—	—	66.1	—	21.6	—
Challacollo Project	—	—	18.6	—	23.6	—
San Marcial Project	—	—	—	—	14.3	—
Maverick Springs Project (Joint Venture) (4)	—	—	69.6	—	85.6	—
Silvertip Project(5)	—	—	13.6	31	13.2	21
Sulphurets Project(6)	2.8	70	14.4	352	0.8	82
Sunrise Lake Project(7)	—	—	12.8	33	13.9	42
Candelaria Project(8)	15.1	14	29.0	31	82.8	34
San Agustin Project(9)	—	—	—	—	4.6	346

Total	64.0	84	372.4	447	522.2	1,340

Notes:

(1)	All reserve and resource estimates were prepared in accordance with NI 43-101 under the supervision of a Qualified Person, as defined in NI 43-101. Unless otherwise indicated, the source of the reserve and resource estimates reflected in the tables are set forth in the description of the relevant projects under the headings “The Company — Principal Projects” and “The Company — Project Pipeline”. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)	Reserve estimates calculated using metal prices of US$5.35 per ounce of silver, US$2.75 per pound of tin and US$0.42 per pound of zinc. Reserve estimates adjusted based on metallurgical recovery rates for silver, tin and zinc, which are outlined in the Pirquitas Project Report.

(3)	“Measured resources”, “indicated resources” and “inferred resources” are defined in the “Glossary of Geological Terms — Definitions and Abbreviations” in our annual information form for the year ended December 31, 2005 incorporated by reference herein. Although measured resources, indicated resources and inferred resources are categories of mineralization that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of contained ounces is permitted under NI 43-101; however, the SEC permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(4)	We currently hold a 55% interest in the Maverick Springs Project through a joint venture. Our 55% interest entitles us to all silver produced from the project while our joint venture partner is entitled to all gold produced from the project.

(5)	Resource estimates were completed in accordance with the standards of NI 43-101 by Stephen B. Robertson, P. Geo., a Qualified Person as defined in NI 43-101.

(6)	Resource estimates were completed in accordance with the standards of NI 43-101 by C. Stewart Wallis, P. Geo. a Qualified Person as defined in NI 43-101, in a report dated April 16, 2001.

(7)	Resource estimates were completed in accordance with the standards of NI 43-101 by Roscoe Postle Associates Inc., under the supervision of C. Stewart Wallis, P. Geo., a Qualified Person as defined in NI 43-101, in a report dated September 3, 2003.

(8)	Resource estimates were completed in accordance with the standards of NI 43-101 by Pincock Allen & Holt, under the supervision of Mark G. Stevens, P. Geo., a Qualified Person as defined in NI 43-101, in a report dated May 24, 2001.

(9)	Resource estimates were completed in accordance with the standards of NI 43-101 by James A. McCrea, P. Geo., a Qualified Person as defined in NI 43-101, in a report dated April 16, 2004.

Our Strengths
      We have demonstrated an ability to consistently increase our silver resources in a disciplined manner. We believe that we are well-positioned to build shareholder value through the following key strengths:

•	Ownership of what we believe to be the largest inground silver resource of any publicly-traded primary silver company;

•	Significant exposure to silver, currently representing over 70% of our total resources;

•	Silver production growth profile from Pirquitas and other projects;

•	Geographically-diverse project portfolio in the Americas and Australia; and

•	Experienced board and management with proven exploration, development and operating expertise.
Our Strategy
      In 1993, we identified an imbalance in the silver market where demand exceeded mine and scrap supply. As a result, we decided to focus our activities on the exploration for, and acquisition of, silver dominant projects. Our strategy has been to acquire silver dominant projects, some of which had been previously mined, at times when lower metal prices prevailed in order to position us to benefit from future silver price increases. Since 1998, we have grown our silver resource base twenty-fold through opportunistic acquisition and exploration activities, and by expanding resources on individual projects through additional drilling.
      Our primary focus is to take advantage of the current environment of improved metal prices by pursuing the advancement of our five principal projects to commercial production. We may also opportunistically monetize certain of our other assets as evidenced by the recent sale of our interest in the Manantial Espejo Project. See “Recent Developments.”
Summary of the Offering

Common Shares Offered:	6,000,000 shares

Over-Allotment Option:	900,000 shares (15% of shares issued under the Offering)

Common Shares Outstanding after the Offering(1):	60,201,420 shares

Use of Proceeds:	Approximately $85.0 million of the net proceeds from the Offering will be used to finance a portion of the development costs of the Pirquitas Project and the balance will be used for the exploration of our other properties and for working capital and general corporate purposes.

Risk Factors:	Prospective purchasers of the Common Shares should consider carefully the information set forth under “Risk Factors” and all other information included or incorporated by reference in this prospectus before making an investment in the Common Shares.

TSX Listing Symbol:	SSO

NASDAQ Listing Symbol:	SSRI

Note:

(1)	This figure is based on 54,201,420 shares outstanding as at May 8, 2006 and does not include 2,238,150 shares reserved for issuance pursuant to outstanding stock options.

Project Portfolio
Principal Projects
      The following description summarizes selected information about our principal projects. Please refer to our annual information form for the year ended December 31, 2005, which is incorporated by reference herein, for a further description of these properties.
Pirquitas Project
      Our Pirquitas Project is a wholly-owned primary silver project located in northwestern Argentina near the borders of Bolivia and Chile. Based on a report prepared by Hatch Ltd., in conjunction with Mine Development Associates, Inc., in accordance with the standards of NI 43-101 dated April 28, 2006, as amended (the “Pirquitas Project Report”), which modifies and supersedes the April 2006 feasibility study update prepared by Hatch Ltd. and Mine Development Associates, Inc., the Pirquitas Project is estimated to have proven and probable reserves of 107.1 million ounces of silver. The Pirquitas Project Report envisions an open-pit mine producing an average of 9.6 million ounces of silver per year over a mine operating life of 8.8 years. The Pirquitas Project is expected to produce 10.8 million ounces of silver and 10.2 million ounces of silver in the first and second years, respectively. Project capital costs over the operating life of the Pirquitas Project are estimated to be

US$146 million to an accuracy of +/-15% plus Argentinean value added tax of approximately US$12 million, which is refundable in stages once construction starts. Upon a final development decision, we expect construction to take 21-24 months.
      The Pirquitas Project is located in an historic mining district and is accessible by public roads. We have secured all material surface and water rights in the area and all material permits necessary for the development and operation of the Pirquitas Project. We anticipate the project’s energy requirements will be met by gas-powered generation utilizing an existing natural gas supply line located approximately 40 kilometers to the south of the project. The Pirquitas Project is located approximately 850 kilometers by road from the port of Antofagasta in Chile and approximately 2,000 kilometers by road from the port of Buenos Aires in Argentina.
      The following reserve estimates for the Pirquitas Project, as contained in the Pirquitas Project Report, were prepared under the supervision of Scott Hardy, a Qualified Person as defined in NI 43-101. A copy of the Pirquitas Project Report is available under our profile on the System for Electronic Document Analysis & Retrieval (“SEDAR”) website at www.sedar.com.
Pirquitas Project
Proven and Probable Reserves(1)

Classification	Ore	Silver	Tin	Zinc	Silver

					(oz. in
	(kt)	(g/tonne)	(%)	(%)	millions)
Proven	3,342	191	0.25	0.67	20.5
Probable	15,118	172	0.19	0.62	83.6

Subtotal In-pit	18,460	175	0.21	0.62	104.1
Jig Tails(2) (Probable)	400	234	0.37	0.13	3.0

Total Project Reserves	18,860	177	0.21	0.61	107.1

Notes:

(1)	Reserve estimates calculated using metal prices of US$5.35 per ounce of silver, US$2.75 per pound of tin and US$0.42 per pound of zinc. Reserve estimates adjusted based on metallurgical recovery rates for silver, tin and zinc, which are outlined in the Pirquitas Project Report.

(2)	The jig tails are the product of previous mining operations at the Pirquitas Project.
     As envisioned in the Pirquitas Project Report, the Pirquitas Project can be developed by a conventional open-pit, truck and shovel mining operation at a mining rate of 6,000 tonnes per day of ore over an expected mine life of 8.8 years. A simple and conventional process plant using crushing, grinding, flotation, thickening and filtration unit operations is proposed by the Pirquitas Project Report to process the mined ore into silver, tin and zinc concentrates. Proven and probable reserves were used for the mine plan and to define the ultimate limits of the open-pit for the economic analysis.
      The following is a summary of certain key economic parameters as outlined in the Pirquitas Project Report. We cannot assure you that the results described in the tables below will be realized. See “Risk Factors”.
Pirquitas Project Economic Parameters

Plant Throughput	Tonnes/day	6,000
Mine Life	Years	8.8
Life of Mine Ore Tonnage (in millions)	Tonnes	18.86
Strip Ratio (Over Average Life of Mine)	Project	4.8:1

Life of Mine Production (Averages)	Silver	Tin	Zinc

Grades	177 g/t	0.21%	0.61%
Annual Production (Payable Metal)	9,581,000 oz.	2,556 tonnes	6,671 tonnes
Metal recovery	78%	57%	48%
Total Recovered Metal	84,312,000 oz.	22,493 tonnes	58,709 tonnes

      Based on the results of the Pirquitas Project Report, estimated project net present value, after tax internal rate of return and cash costs are set forth in the table below for various metal price assumptions.

	Metal Prices			Net Present Value
						After Tax	Cash
Description	Silver	Tin	Zinc	0%	5%	IRR	Costs(1)

	(US$/oz.)	(US$/lb.)	(US$/lb.)	US$ (millions)	US$ (millions)	(%)	(US$/oz.)
20 Year Average Metal Prices(2)	5.35	2.75	0.42	50.6	3.9	5.1	2.95
18 Months Average Metal Prices(3)	7.16	3.56	0.58	195.3	117.5	19.2	2.42
Current Metal Prices(4)	12.47	4.23	1.52	563.1	397.1	46.6	1.49

Notes:

(1)	Estimated cash costs calculated by crediting revenues from tin and zinc produced against operating costs.

(2)	The silver price is based on a 20 year average price as of March 31, 2006 and the prices of other metals are based on long-term weighted average prices.

(3)	As of December 31, 2005, as used in the Pirquitas Project Report.

(4)	As of April 25, 2006.
     The Pirquitas Project economics, as outlined in the Pirquitas Project Report, are based solely on silver, tin and zinc production. Project mineralization may also include indium (used in the production of plasma screen televisions) and gallium (used in the production of lasers and light-emitting diodes (LEDs)). The potential production and sale of these minerals may provide an opportunity for enhanced project economics.
      Prior to commencing production, all necessary permits must be obtained, a production decision must be made by our Board of Directors, additional debt or equity financing arranged and construction completed. In addition, in order to proceed to development, we may have to obtain additional rights including, without limitation, access rights, rights of way and other easements. See “Risk Factors”.
Diablillos Project
      Our Diablillos Project is a wholly-owned silver-gold exploration project located in northwestern Argentina approximately 275 kilometers south of our Pirquitas Project and is accessible by gravel road.
      We expect to be able to obtain surface and water rights and other permits prior to the advancement of the project. We anticipate that our energy requirements will be satisfied by gas-powered generators. An existing natural gas supply line is currently located 140 kilometers from the Diablillos Project. However, we anticipate that over time a natural gas supply line may be built to within approximately 40 kilometers of the Diablillos Project.
      Mine Development Associates, Inc. completed the following resource estimate under the supervision of Steve Ristorcelli, a Qualified Person as defined in NI 43-101, for the Diablillos Project in accordance with the standards of NI 43-101, in a report dated August 3, 2001, a copy of which is available under our profile on the SEDAR website at www.sedar.com.
Diablillos Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Gold	Silver	Gold

	(millions)	(g/tonne)	(g/tonne)	(oz. in millions)	(oz. in thousands)
Inferred(4)	42.0	69.5	—	93.8	—
Inferred(4)	24.9	—	1.02	—	815

Notes:

(1)	Resource estimates calculated using a cutoff grade of 42 g/tonne silver and 0.7 g/tonne gold.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “inferred resources” is a category of mineralization that is required to be disclosed by NI 43-101, the SEC does not recognize it. See “Cautionary Note to United States Investors”.

(4)	Overlapping mineralized zones.

     We are currently updating an existing third party scoping study completed in 2001. We contemplate any mining on the project being open-pit mining. In addition, we are examining potential construction and operational synergies with the nearby Pirquitas Project.
Bowdens Project
      Our Bowdens Project is a wholly-owned primary silver exploration project located approximately 200 kilometers northwest of Sydney, Australia in an area containing several large coal mines and limestone quarries.
      The Bowdens Project is accessible by paved road and by gravel and dirt roads that criss-cross the area. We have acquired surface rights for the project. We expect to be able to obtain material water rights and other permits prior to the advancement of the project. Skilled personnel are available from nearby towns.
      James A. McCrea, P. Geo., of Surrey, British Columbia, a Qualified Person as defined in NI 43-101, completed the following resource estimate for the Bowdens Project in accordance with the standards of NI 43-101. Roscoe Postle Associates Inc. reviewed and confirmed James A. McCrea’s classification of measured, indicated and inferred mineral resources for the Bowdens Project, in a report dated March 18, 2004.
Bowdens Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Lead	Zinc	Silver

	(millions)	(g/tonne)	(%)	(%)	(oz. in millions)
Measured	22.9	50.4	0.33	0.46	37.1
Indicated	24.7	53.3	0.26	0.36	42.4
Inferred	13.4	40.9	0.21	0.32	17.6

Notes:

(1)	Resource estimates calculated using a cutoff grade of 40 g/tonne silver equivalent.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.
     We are obligated to pay the previous owner A$1.5 million (US$1.15 million as at May 8, 2006) on the commencement of commercial production on the Bowdens Project and a net smelter returns royalty of 2%, which reduces to 1% after aggregate payments in respect of the royalty reach US$5 million.
      We are currently updating existing prefeasibility level studies on the Bowdens Project that contemplate the development of the project as an open-pit mining operation.
Pitarrilla Project
      Our Pitarrilla Project is a wholly-owned silver exploration project in the northern part of the State of Durango, Mexico. Upon acquisition of the property, we agreed to pay a finder’s fee to a third party to a maximum of US$500,000.
      The Pitarrilla Project can be accessed from several all-weather roads. We have secured certain of the surface and water rights but we will need to secure additional rights and permits prior to any development of the project. We anticipate that our power supply will be obtained from an existing power transmission grid.
      James A. McCrea, P. Geo., of Surrey, British Columbia, a Qualified Person as defined in NI 43-101, completed the following resource estimate for the Pitarrilla Project in accordance with the standards of NI 43-101, included in the technical report dated March 13, 2006 titled “Technical Report on the La Pitarrilla Property” a copy of which is available under our profile on the SEDAR website at www.sedar.com.

Pitarrilla Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Silver

	(millions)	(g/tonne)	(oz. in millions)
Indicated	18.6	112.4	67.2
Inferred	32.4	124.8	130.2

Notes:

(1)	Resource estimates calculated using a cutoff grade of 40 g/tonne silver.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.
     Following a number of recent positive results, we are continuing to actively explore the Pitarrilla Project and currently have three drills working to expand the resource of this potential open-pit project with mineralization that remains open in all directions.
Shafter Silver Project
      Our Shafter Silver Project is a wholly-owned primary silver exploration project located in southwestern Texas. Most of the mineral resource of the project is on private land we control.
      The project is accessible by paved roads. We have secured all necessary surface and water rights and a majority of the permits necessary for the development of the Shafter Silver Project. We will need to secure the remaining permits prior to any development of the project. We anticipate that our power requirements will be satisfied from an existing power transmission grid.
      Pincock, Allen & Holt, a division of Runge, Inc. (“PAH”) developed a three-dimensional computerized model of the Shafter Silver Project that was used in the development of the geologic resource estimate reviewed by Mark G. Stevens, P. Geo., a Qualified Person as defined in NI 43-101. PAH’s estimated geologic resource includes all material in the model without regard to mineability. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic feet per ton applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of NI 43-101.
Shafter Silver Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tons	Silver	Silver

	(millions)	(oz./ton)	(oz. in millions)
Measured	0.7	9.89	6.5
Indicated	1.4	10.14	14.5
Inferred	1.6	12.83	20.2

Notes:

(1)	Resource estimates calculated using a cutoff grade of 5.0 oz./ton silver.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.

     We will consider putting this underground project into production, when economic conditions warrant it, to augment any future production of silver from our other projects. We currently estimate that the project can be constructed in 12-14 months from the time any development decision is made.
Project Pipeline
      In addition to our five principal projects, we hold interests in a number of other properties that are at various stages of exploration.
Berenguela Project
      Our Berenguela Project is a wholly-owned silver exploration project located three miles northeast of Santa Lucia in southern Peru.
      James A. McCrea, P. Geo., of Surrey, British Columbia, a Qualified Person as defined in NI 43-101, completed the following resource estimate for the Berenguela Project, in accordance with the standards of NI 43-101, in a report dated October 26, 2005.
Berenguela Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Copper	Silver

	(millions)	(g/tonne)	(%)	(oz. in millions)
Indicated	15.6	132.0	0.92	66.1
Inferred	6.0	111.7	0.74	21.6

Notes:

(1)	Resource estimates calculated using a cutoff grade of 50 g/tonne silver.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.
     As part of our acquisition of the Berenguela Project, we granted to its former owner a 2% net smelter returns royalty on copper produced from the project to a maximum of US$3.0 million.
Challacollo Project
      Our Challacollo Project is a wholly-owned silver exploration project located approximately 130 kilometers southeast of the port of Iquique and 15 kilometers east of the Pan American Highway in northern Chile.
      We completed an updated polygonal estimate of the resources for the Challacollo Project in July 2003, which included the results of 2001 and 2002 underground sampling and drill programs and of a 2003 drill program. The resource estimate was prepared in accordance with the standards of NI 43-101. C. Stewart Wallis, a Qualified Person as defined in NI 43-101, reviewed and confirmed our classification of indicated and inferred mineral resources for the Challacollo Project in a report dated September 17, 2003.
      The project had in place, prior to its acquisition by us, a 2% production royalty capped at US$850,000. In addition, as part of our acquisition of the project, we granted the vendor a 2% production royalty which would increase to 3% once the first 2% production royalty is fully paid, and which may be purchased by us for US$1.5 million at any time.
Challacollo Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Silver

	(millions)	(g/tonne)	(oz. in millions)
Indicated	3.4	170.6	18.6
Inferred	4.6	160.7	23.6

Notes:

(1)	Resource estimates calculated using a cutoff grade of 50 g/tonne silver.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.
San Marcial Project
      Our San Marcial Project is a wholly-owned silver exploration project located in Sinaloa State, Mexico, approximately 90 kilometers due east of Mazatlan in west central Mexico.
      We completed an estimate of the resource for the San Marcial Project in August 2002 in accordance with NI 43-101. C. Stewart Wallis, a Qualified Person as defined in NI 43-101, reviewed and confirmed our classification of inferred mineral resources for the San Marcial Project in a report dated October 15, 2002.
San Marcial Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tonnes	Silver	Lead	Zinc	Silver

	(millions)	(g/tonne)	(%)	(%)	(oz. in millions)
Inferred	2.3	191.8	0.32	0.66	14.3

Notes:

(1)	Resource estimates calculated using a cutoff grade of 30 g/tonne silver.

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “inferred resources” is a category of mineralization that is required to be disclosed by NI 43-101, the SEC does not recognize it. See “Cautionary Note to United States Investors”.
     Our ownership interest in the San Marcial Project is subject to us paying US$100,000 to a third party on commencement of commercial production and paying a 3% net smelter returns royalty to the former owner, provided that each 1% of the royalty can be acquired by us for US$600,000.
Maverick Springs Project
      We hold a 55% interest in the Maverick Springs Project, which is a silver exploration project located approximately 60 miles southeast of Elko and approximately 60 miles northwest of Ely, Nevada. Our 55% interest entitles us to all silver produced from the project while our joint venture partner is entitled to all gold produced from the project.
      The following resource estimate was completed for the Maverick Springs Project, in accordance with the standards of NI 43-101, under the supervision of Neil Burns, P. Geo, a Qualified Person as defined in NI 43-101 and included in a report dated April 13, 2004. A copy of this report is available under our profile on the SEDAR website at www.sedar.com.
Maverick Springs Project
Mineral Resource Estimate(1)(2)

Classification(3)	Tons	Silver	Gold(4)	Silver

	(millions)	(oz./ton)	(oz./ton)	(oz. in millions)
Indicated	69.6	1.0	0.010	69.6
Inferred	85.6	1.0	0.008	85.6

Notes:

(1)	Resource estimates reported using a cutoff grade of 1.0 oz./ton silver equivalent (silver equivalent = silver + (gold × 68.46)).

(2)	Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

(3)	Although “indicated resources” and “inferred resources” are categories of mineralization that are required to be disclosed by NI 43-101, the SEC does not recognize them. See “Cautionary Note to United States Investors”.

(4)	Our joint venture partner is entitled to any gold produced from the project.
San Luis Project
      The San Luis Project is an early stage gold-silver project located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine. We currently hold a 50% interest in the project through our joint venture with Esperanza Silver Corporation (“Esperanza”). See “The Company — Other Projects”. We have elected to increase our interest in the project to 55% by incurring US$500,000 in exploration expenditures. As at December 31, 2005, we had incurred US$108,000 in exploration expenditures. In late 2005 and early 2006, Esperanza announced encouraging results from channel sampling programs conducted at the project.
Other Projects
      We own the Silvertip Project (a polymetallic exploration project) in northern British Columbia, Canada, the Sulphurets Project (a gold-silver exploration project) in British Columbia, Canada, the Sunrise Lake Deposit (a polymetallic exploration project) in the Northwest Territories, Canada, the Candelaria Project (a silver-gold exploration project) in west central Nevada, and the San Agustin Property (a gold-silver exploration project) in the State of Durango, Mexico. In addition, we are in the process of completing the acquisition of the Veta Colorada Project (a silver exploration project) in Chihuahua State, Mexico.
      We also have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States.
      We have an agreement with Esperanza for the evaluation of mineral prospects in Central Peru. Under the terms of this agreement, agreed upon evaluation programs are carried out with Esperanza as operator. In the event that Esperanza acquires or proposes to acquire any mineral property as a result of an evaluation program, we may elect to enter into a joint venture with Esperanza for the exploration of the mineral property. Our participation in such joint venture would range from 50% to 80%, depending on elections we may make to fund exploration expenditures and pay for feasibility study completion costs and the costs required to place a property into commercial production.
      We have also formed a strategic alliance with Minco Mining and Metals Corporation to jointly pursue silver opportunities in China through Minco Silver Corporation, a TSX-listed company in which we presently hold a 19.2% interest.

RECENT DEVELOPMENTS
      In addition to the recent developments in respect of the Pirquitas Project and the Pitarrilla Project as described above (see “The Company — Principal Projects”), the following is a description of certain significant recent developments in our operations and affairs.
John R. Brodie, FCA, appointed to Board of Directors
      John R. Brodie, FCA, was appointed to our Board of Directors as an independent director on January 10, 2006. Mr. Brodie was elected a Fellow and awarded FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is a former partner of KPMG LLP and has extensive financial and operations management experience, with expertise in such areas as auditing, accounting, tax, risk management and corporate governance. Mr. Brodie is considered the financial expert on our Audit Committee.
Sale of our Interest in the Manantial Espejo Project
      On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo Project to our joint venture partner, Pan American Silver Corp. (“Pan American”), for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. This transaction closed on April 10, 2006.

RISK FACTORS
      An investment in our Common Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment in our Common Shares. You should carefully consider the following risk factors along with the other matters set out or incorporated by reference in this prospectus.
Risks Related to Our Business and our Industry
We have no revenue from operations and no ongoing mining operations of any kind.
      We are a mineral exploration company and have no revenue from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties, other than the Pirquitas Project. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing properties and we will be required to acquire additional properties.
      The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.
None of our mineral properties are under development and we may not be able to successfully establish mining operations.
      None of our mineral properties are currently under development. The future development of our Pirquitas Project or any other properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, we will be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities;

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.
      The costs, timing and complexities of mine construction and development for our Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.
We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.
      We have limited financial resources (cash and cash equivalents of $35.3 million, silver bullion of $29.5 million and marketable securities of $79.3 million as of May 8, 2006), do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means, including this Offering. We intend to fund our immediate plan of operations and to begin the development of our Pirquitas Project from our working capital and the net proceeds of this Offering. In the future, our ability to complete the development of the Pirquitas Project, and to continue our exploration and development activities, if any, will depend on our ability to obtain additional external financing.
      The sources of external financing that we may use for these purposes include public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.
We have a history of losses and expect to incur losses for the foreseeable future.
      We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$5.870 million for the year ended December 31, 2005;

•	$1.518 million for the year ended December 31, 2004; and

•	$3.938 million for the year ended December 31, 2003.
      We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot assure you that we will ever achieve profitability.
There are differences in U.S. and Canadian practices for reporting resources.
      Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
      In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.
      Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.
      Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.
Mining is inherently dangerous and subject to conditions or events beyond our control.
      The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides; and

•	the inability to obtain suitable or adequate machinery, equipment or labor.
      These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.
      Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.
      We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals could affect our ability to finance the development of the Pirquitas Project or the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.
We are subject to significant governmental regulations.
      Our exploration activities are, and any development of the Pirquitas Project will be, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.
      Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.
      Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities. We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.
Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.
      All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.
Land reclamation requirements for our exploration properties may be burdensome.
      Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.
      In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.
Our properties may be subject to uncertain title.
      We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
      Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.
There can be no assurance that we will successfully acquire additional commercially mineable mineral rights.
      Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.
      In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.
We may be adversely affected by fluctuations in foreign exchange rates.
      We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our revenue, if any, will be in U.S. dollars while certain of our costs are incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. If development of our Pirquitas Project proceeds, our costs denominated in the currency of Argentina will increase significantly over current levels and we will have significantly greater exposure to

Argentinian currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.
We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
      We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we expect to face competition for qualified personnel and equipment for our Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas Project to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.
Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
      Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, IAMGold Corporation, Vista Gold Corporation, and Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). In addition, our Senior Vice President, Joseph J. Ovsenek, is a director of Esperanza Silver Corporation (with which we have an agreement for the exploration of silver projects in Peru). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.
We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.
      We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.
Risks Relating to the Offering
We may be a passive foreign investment company for U.S. federal income tax purposes in fiscal 2006 and future years, which may result in adverse tax consequences to our U.S. shareholders.
      We were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in our 2005 taxable year, and there is a significant likelihood that we will be a PFIC in our 2006 and 2007 taxable years. We may also be a PFIC for subsequent taxable years. Special U.S. federal income tax rules impose generally unfavorable tax consequences on a U.S. Holder (as defined in “Certain Income Tax Considerations for U.S. Holders — Certain U.S. Federal Income Tax Considerations”) of PFIC shares, including increased tax liability on the sale of its Common Shares and on its receipt of certain dividends. See “Certain Income Tax Considerations for U.S. Holders — Certain U.S. Federal Income Tax Considerations” for a discussion of (i) the rules for determining our PFIC classification, (ii) the special U.S. federal income tax rules that impose generally unfavorable tax consequences on a U.S. Holder of PFIC shares, and (iii) elections that may mitigate certain of these unfavorable consequences to a U.S. Holder. A U.S. Holder is urged to consult its own tax advisor regarding the consequences, if any, of the PFIC rules on its investment in our Common Shares.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.
      We are organized under the law of, and headquartered in, British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States securities laws. See “Enforceability of Civil Liabilities”.
We may raise funds for future operations through the issuance of common shares or debt instruments or other securities convertible into common shares and such financing may result in the dilution of present and prospective shareholdings.
      In order to finance future operations, we may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. We cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of our common shares or other securities will have on the market price of our common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.
Our common shares are publicly traded and are subject to various factors that have historically made our share price volatile.
      The market price of our common shares could fluctuate significantly, in which case Common Shares purchased pursuant to this Offering may not be resold at or above the offering price. The market price of our common shares has fluctuated in the past, and may fluctuate in the future, based on a number of factors, including, but not limited to, those listed under “Risk Factors”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
      Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	our history of losses and expectation of future losses;

•	differences in U.S. and Canadian practices for reporting resources;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies; and

•	our ability to attract and retain qualified personnel and management.

      This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus under the heading “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference herein. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION
      The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period. These rates are based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Fiscal Year Ended December 31,

	2001	2002	2003	2004	2005

Rate at the end of period	0.6287	0.6344	0.7727	0.8303	0.8580
Average rate during period	0.6461	0.6372	0.7163	0.7701	0.8262
Highest rate during period	0.6710	0.6653	0.7747	0.8532	0.8748
Lowest rate during period	0.6227	0.6175	0.6327	0.7138	0.7851
      On May 8, 2006, the inverse of the noon buying rate was $1.00 per US$0.8995.
USE OF PROCEEDS
      We estimate that the net proceeds from the Offering will be approximately $139.7 million, based on an assumed public offering price of $24.73 per common share (which was the closing price of our common shares on the TSX on May 8, 2006), after deducting the Underwriters’ commission and our estimated fees and expenses. We intend to use approximately $85.0 million of the net proceeds from the Offering to finance a portion of the development costs of the Pirquitas Project and the balance of approximately $54.7 million for the exploration of our other properties and for working capital and general corporate purposes.
      If the Over-Allotment Option is exercised in full, the net proceeds will be approximately $160.8 million. We expect to use the net proceeds from the Over-Allotment Option, if any, for the exploration of our other properties and for working capital and general corporate purposes.
      Pending such uses, we intend to invest the net proceeds from the Offering in short term commercial or bank paper.
      Although we intend to spend the net proceeds from the Offering as set forth above, the actual amount that we spend in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including, but not limited to, those listed under “Risk Factors”.

PRICE RANGE AND TRADING VOLUME
      Our common shares are listed for trading on the TSX and quoted on NASDAQ under the trading symbols “SSO” and “SSRI”, respectively. The following table sets out the market price range and trading volumes of our common shares on the TSX and NASDAQ for the periods indicated.
Toronto Stock Exchange(1)

Year		High	Low	Volume

		($)	($)	(no. of shares)
2006	May 1-8	24.73	21.74	623,086
	April	25.95	22.70	3,536,955
	March	25.50	18.85	2,858,914
	February	21.59	17.47	1,505,486
	January	21.88	17.17	1,965,713
2005	Fourth Quarter	18.31	16.03	2,108,598
	Third Quarter	17.00	13.10	1,415,635
	Second Quarter	15.81	12.34	2,161,739
	First Quarter	18.00	13.29	1,957,431
2004	Fourth Quarter	20.95	14.47	1,627,759
	Third Quarter	20.90	14.08	1,982,124
	Second Quarter	22.75	12.00	3,228,306
	First Quarter	23.00	13.35	3,496,395

Note:

(1)	Our common shares traded in Canada on the TSX Venture Exchange prior to November 3, 2004.
     On May 8, 2006, the closing price of our common shares on the TSX was $24.73 per share.
NASDAQ National Market(1)

Year		High	Low	Volume

		(US$)	(US$)	(no. of shares)
2006	May 1-8	22.29	19.72	8,520,328
	April	22.85	20.08	19,405,564
	March	21.95	16.31	25,220,520
	February	18.90	15.12	16,326,229
	January	19.18	14.93	18,557,638
2005	Fourth Quarter	16.10	13.92	36,791,901
	Third Quarter	14.48	11.05	29,242,804
	Second Quarter	12.85	9.71	34,241,339
	First Quarter	14.56	10.80	32,344,223
2004	Fourth Quarter	16.60	11.77	38,400,719
	Third Quarter	16.58	10.52	36,850,023
	Second Quarter	17.30	8.65	49,152,427
	First Quarter	17.37	10.21	51,237,430

Note:

(1)	Our common shares traded in the United States on the NASDAQ SmallCap Market prior to October 12, 2004.
     On May 8, 2006, the closing price of our common shares on NASDAQ was US$22.21 per share.
DIVIDEND POLICY
      We have not declared or paid any dividends on our common shares since 1955. We intend to retain our earnings, if any, to finance the growth and development of our business and we do not expect to pay dividends or to make any other distributions in the near future. Our Board of Directors will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant.

CAPITALIZATION
      The following table sets forth our consolidated capitalization and certain other financial data as at December 31, 2005 on an actual basis and as adjusted to give effect to the distribution of the Common Shares issued hereunder (based on an assumed public offering price of $24.73 per share which was the closing price for our common shares on the TSX on May 8, 2006, and after deducting the Underwriters’ commission and our estimated fees and expenses). The table should be read in conjunction with our audited annual comparative consolidated financial statements for the year ended December 31, 2005 and management’s discussion and analysis thereof, incorporated by reference in this prospectus.

	As at December 31, 2005

	Actual	As Adjusted

Cash and cash equivalents	$23,030,000	$162,720,000	(1)
Marketable securities(2)	$4,985,000	$4,985,000
Silver bullion	$15,787,000	$15,787,000
Long term debt	Nil	Nil
Outstanding common shares(3) (unlimited authorized)	51,849,241	57,849,241	(1)

Notes:

(1)	Prior to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, cash and cash equivalents and outstanding common shares would be $183,809,000 and 58,749,241, respectively.

(2)	On April 10, 2005, we obtained 1.95 million common shares of Pan American, having a value of US$42.6 million as of May 8, 2006, from the sale of our 50% interest in the Manantial Espejo Project.

(3)	These figures do not include 2,613,200 shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of $12.85 per share, and 1,509,125 shares reserved for issuance under common share purchase warrants, which were exercisable at a weighted average price of $18.50 per share, as at December 31, 2005. An aggregate of 1,386,625 warrants were subsequently exercised and the remaining 122,500 warrants expired on January 15, 2006.
SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data set forth below should be read in conjunction with our audited annual comparative consolidated financial statements and related notes, management’s discussion and analysis and other information contained in and incorporated by reference in this prospectus. The financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. The information in the table below is presented in accordance with Canadian GAAP and is expressed in thousands of Canadian dollars except share and per share amounts. Historical results do not necessarily indicate results for any future period.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Revenues	Nil	Nil	Nil	Nil	Nil
Loss for period(2)	$3,377	$2,198	$3,938	$1,518	$5,870
Loss per common share(2) — basic and diluted	$0.13	$0.06	$0.10	$0.03	$0.11
Total assets	$48,685	$81,096	$92,812	$217,457	$219,288
Long term obligations	$143	$249	$75	Nil	Nil
Share capital	$66,108	$99,510	$113,537	$217,502	$219,971
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of common shares	30,913,953	39,190,887	42,604,832	51,576,802	51,849,241

Notes:

(1)	Certain comparative figures have been restated including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities.

(2)	All of our operations are continuing.

     The selected consolidated financial data in the table below is presented in accordance with U.S. GAAP and is expressed in thousands of Canadian dollars except share and per share amounts.

	Year Ended December 31,

	2001	2002	2003	2004	2005

				(Restated)(1)
Revenues	Nil	Nil	Nil	Nil	Nil
Loss for period(2)	$15,317	$19,282	$14,099	$61,680	$26,581
Loss per common share(2) — basic and diluted	$0.58	$0.54	$0.35	$1.28	$0.51
Total assets	$6,163	$19,463	$26,993	$69,718	$57,865
Long term obligations	$143	$249	$75	Nil	Nil
Share capital	$66,603	$99,679	$113,706	$216,875	$218,773
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of common shares	30,913,953	39,190,887	42,604,832	51,576,802	51,849,241

Notes:

(1)	Certain comparative figures have been restated.

(2)	All of our operations are continuing.

MANAGEMENT
Executive Officers, Senior Management and Directors
      The following table sets forth certain information about our executive officers, senior management and directors as of the date of this prospectus.

Name	Title	Date of First Appointment

Executive Officers
Robert A. Quartermain(1)	President and Director	January 1985
Joseph J. Ovsenek(1)	Senior Vice President	February 2003
Senior Management
Ross A. Mitchell(1)	Vice President, Finance	January 1996
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991
R. Michael Robb(2)	Vice President, Project	May 2005
Development
Linda J. Sue(1)	Corporate Secretary	November 1985
Directors
John R. Brodie, FCA(1)(3)(4)(5)	Director	January 2006
R.E. Gordon Davis(1)(3)(4)(5)	Director	February 1996
David L. Johnston(1)	Director	May 2000
William Meyer(1)(3)(4)(5)	Director	March 1993
Catherine McLeod-Seltzer(1)(4)(5)	Director	January 2002

Notes:

(1)	Resident of Canada.

(2)	Resident of the United States.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Nominating Committee.
     The following is a brief description of the principal business activities of our executive officers, senior management and directors.
Robert A. Quartermain
      Mr. Quartermain is our President and a director, and is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. We have employed Mr. Quartermain as our President since January 1985 and have entered into an employment agreement with him.
      Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in Geology and from Queen’s University in 1981 with a Master of Science degree in Mineral Exploration. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1981 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain worked for Teck Corporation before becoming our President in 1985. Mr. Quartermain serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation (“Canplats”), a mineral resource exploration company whose shares are listed on the TSX Venture Exchange, IAMGold Corporation, Vista Gold Corporation and Minco Silver Corporation.
Joseph J. Ovsenek
      Mr. Ovsenek has served as our Senior Vice President since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors. Mr. Ovsenek is a director of Esperanza Silver Corporation and Nova Uranium Corp.
Ross A. Mitchell
      Mr. Mitchell has served as our Vice President, Finance since January 1996. Before joining us, Mr. Mitchell was employed by Westmin Resources Limited (“Westmin”) and its predecessor, Western Mines Ltd., from 1975. He was controller with Western Mines Ltd. from 1975 to 1980 and was assistant treasurer and controller of the mining division at Westmin from 1980 to 1985. He was appointed treasurer of Westmin in 1985 and became vice president and treasurer in 1989, the position he held until 1995. He earned a Bachelor of Commerce degree from the University of British Columbia in 1971 and a C.A. designation from the Institute of Chartered Accountants of British Columbia in 1973.
Kenneth C. McNaughton
      Mr. McNaughton has served as our Vice President, Exploration since July 1991. Before joining us, Mr. McNaughton worked as a contract engineer for Oretech Engineering, Inc. and worked on exploration programs for three bulk mineable gold or copper-gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate, Mascot Gold Mines Ltd., as a project geologist and engineer for projects in British Columbia. Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.
R. Michael Robb
      Mr. Robb has served as our Vice President, Project Development since May 2005. Mr. Robb has been actively involved in the mining industry since the late 1960s, with his more recent positions including Vice President of Operations, Mexico, for Eldorado Gold Corp. from 1995 to 1997, Vice President of Operations for Fischer-Watt Gold Company from 1997 to 2001 and Vice President and General Manager for Queenstake Resources Ltd. from 2001 to 2003. Mr. Robb earned a Bachelor of Science degree (Mining) from the University of Idaho in 1963 and has done Masters of Business Administration work at the Universities of Arizona and New Mexico. He is also a registered professional engineer in Arizona, Maine, Nevada, New Mexico and Virginia.
Linda J. Sue
      Ms. Sue has been employed by us since 1981. Since November 1985, she has held the position of Corporate Secretary. Her responsibilities include all corporate secretary duties and management of our land titles system.
John R. Brodie, FCA
      Mr. Brodie joined our board in January 2006 and is our Audit Committee financial expert. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

R.E. Gordon Davis
      Mr. Davis has been a director of our company since February 1996. He was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats since October 1999, and President of Canplats since March 2000. Mr. Davis also serves as a director of Western Prospector Group Ltd. and Pacific Ridge Exploration Ltd. Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.
David L. Johnston
      Mr. Johnson has been a director of our company since May 2000. Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Eagle Plains Resources Ltd.
William Meyer
      Mr. Meyer has been a director of our company since March 1993. Mr. Meyer was formerly Vice President, Exploration for Teck Corporation and President of Teck Exploration Ltd. He graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed Vice President, Exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck Corporation in 1999. Mr. Meyer is also a director of Minco Mining and Metals Corporation, Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.
Catherine McLeod-Seltzer
      Ms. McLeod-Seltzer has been a director of our company since January 2002. Ms. McLeod-Seltzer is the Chair of the board of directors of Pacific Rim Mining Corp. (“PacRim”), a TSX listed mining company. From 1997 until her appointment as Chair on January 9, 2006, Ms. McLeod-Seltzer served as President and a director of PacRim. She is also Co-Chairman and a director of Stornoway Diamond Corporation and Chairman and a director of Bear Creek Mining Corporation. She is also a director of Peru Copper Inc., Miramar Mining Corp. and Kinross Gold Corporation. Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a Bachelor of Arts degree in Business Administration. Ms. McLeod-Seltzer is not standing for re-election at our annual meeting of shareholders to be held on May 17, 2006.
      There are no family relationships among the members of our board of directors, executive officers or senior management.

DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of unlimited common shares, without par value, of which 54,201,420 common shares were issued and outstanding as at May 8, 2006.
      All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.
      In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.
      Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Certain U.S. Federal Income Tax Considerations
      The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of Common Shares in Silver Standard Resources Inc. (the “Parent Company”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the U.S. and Canada (the “Tax Convention”), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.
      This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the ownership and disposition of Common Shares. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Common Shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire Common Shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, or (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of the Parent Company.
      As used herein, “U.S. Holder” means a holder of Common Shares that is (i) a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Common Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Shares is urged to consult its own tax advisor.
      This discussion assumes that Common Shares are held as capital assets, within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.
      A HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.
Passive Foreign Investment Company Treatment
      Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Parent Company in which the Parent Company is a passive foreign investment company (a “PFIC”). A non-U.S. corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, in certain circumstances, the adjusted tax basis for U.S. federal income tax purposes) of its assets are assets that either produce or are held for the production of passive income. For the purposes of the PFIC rules, and subject to certain exceptions, passive income includes, in part, dividends, interest, royalties, rents, and net gains from certain transactions in commodities. Net gains from transactions in commodities will not be passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer’s commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business. In determining whether or not it is a PFIC, the Parent Company is required to take into account its pro rata portion of the income and assets of each entity treated as a non-U.S. corporation for U.S. federal tax purposes in which it owns, directly or indirectly, at least a 25% interest (measured by value). The exploration, acquisition, and disposition of silver properties by the Parent Company and its subsidiaries generally produces passive income, although in future years the Parent Company and its subsidiaries may derive income that qualifies as active income from the mining, processing, and sale of silver under the commodities transactions exception.
      Under these PFIC rules, the Parent Company believes that (i) it was a PFIC for its 2005 taxable year, (ii) there is a significant likelihood that it will be a PFIC for its 2006 and 2007 taxable years, and (iii) based on the Parent Company’s anticipated operations, it may not be a PFIC for its 2008 and subsequent taxable years. In addition, the Parent Company believes that certain of its subsidiaries will be PFICs for their 2006 and subsequent taxable years (“PFIC Subsidiaries”). There can be no assurance regarding the PFIC classification of the Parent Company or its subsidiaries for their 2006 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.
      In the absence of a timely election described below, if a U.S. Holder’s holding period in its Common Shares includes any period during a taxable year of the Parent Company in which the Parent Company is or will be a PFIC, the rules described below in “— The ‘No Election’ Alternative”, generally apply to gain realized on a disposition of Common Shares and certain distributions received with respect to Common Shares. If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to mark its Common Shares to market, described below in “— The Mark-to-Market Election Alternative”, or to treat the Parent Company and any PFIC Subsidiary each as a “qualified electing fund” (a “QEF”), described below in “— The QEF Election Alternative”.
The “No Election” Alternative
      If a U.S. Holder does not make a timely mark-to-market election or a timely QEF election (a “Non-Electing U.S. Holder”) and the Parent Company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of such U.S. Holder’s Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Parent Company.
      Pursuant to these rules, a Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Parent Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. A Non-Electing U.S. Holder that is not a corporation would be required to treat this interest charge as “personal interest” which would be wholly nondeductible. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.
      If the Parent Company is a PFIC, a U.S. Holder would be deemed to own an interest in each of the Parent Company’s PFIC Subsidiaries for purposes of the PFIC rules, and therefore may be subject to the excess distribution rules on (i) a distribution with respect to the indirectly owned shares by a PFIC Subsidiary to the Parent Company, (ii) a disposition by the Parent Company of the indirectly owned shares in a PFIC Subsidiary, and (iii) a disposition by the U.S. Holder of Common Shares that reduces or terminates the U.S. Holder’s indirect ownership of shares in a PFIC Subsidiary.
      If the Parent Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, then for purposes of applying the rules described above, the Parent Company will continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares throughout such U.S. Holder’s entire holding period in its Common Shares, even if it is no longer a PFIC in subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules for a Non-Electing U.S. Holder) as if its Common Shares had been sold on the last day of the last taxable year for which the Parent Company was a PFIC.
The Mark-to-Market Election Alternative
      A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of it holding period in such PFIC’s shares. The Parent Company believes that Common Shares are “marketable stock” for purposes of the mark-to-market election but that shares of each PFIC Subsidiary are not. If a U.S. Holder were to make a timely mark-to-market election with respect to Common Shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of its Common Shares as of the close of such year over its adjusted tax basis in the Common Shares. An electing U.S. Holder’s tax basis in its Common Shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Common Shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If the Parent Company were to cease being a PFIC, a U.S. Holder that marked its Common Shares to market would not include mark-to-market gain or loss with respect to its Common Shares for any taxable year that the Parent Company were not a PFIC. If the Parent Company again were to become a PFIC in a taxable year after a year in which it was not a PFIC, a U.S. Holder’s original mark-to-market election, unless revoked or terminated, would continue to apply and such U.S. Holder would be required to include any mark-to-market gain or loss in such year.
      A mark-to-market election applies only to the non-U.S. corporation for which it is made. If the Parent Company were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules with respect to its indirectly owned shares in any PFIC Subsidiary even if such U.S. Holder has made a mark-to-market election in respect of the Parent Company.
The QEF Election Alternative
      A U.S. Holder that timely elects to treat the Parent Company as a QEF will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Parent Company is a PFIC on such U.S. Holder’s pro rata share of the Parent Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to such U.S. Holder, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to such U.S. Holder, in each case, for such U.S. Holder’s taxable year in which (or with which) the Parent Company’s taxable year ends, regardless of whether such amounts are actually distributed. The same consequences will obtain if a U.S. Holder timely makes a QEF election in respect of a PFIC Subsidiary.
      A QEF election also allows a U.S. Holder to (i) generally treat any gain realized on the disposition (or deemed to be realized on the pledge) of such U.S. Holder’s Common Shares as capital gain, and (ii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on such U.S. Holder’s share of the Parent Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If an Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.
      A QEF election applies only to the non-U.S. corporation for which it is made. If the Parent Company were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules in respect of its indirectly owned shares in each PFIC Subsidiary regardless of a QEF election in respect of the Parent Company, unless (i) such U.S. Holder has made a QEF election in respect of such PFIC Subsidiary, or (ii) the Parent Company has been a QEF with respect to such U.S. Holder for all taxable years that are included in whole or in part in such U.S. Holder’s holding period in Common Shares and during which the Parent Company has been a PFIC (or the U.S. Holder has made a Deemed Sale Election, discussed below, in connection with its QEF election in respect of the Parent Company).
      The procedure required to make a QEF election in respect of the Parent Company (or, if necessary, a PFIC Subsidiary) will depend on whether the year of such election is the first year in the electing U.S. Holder’s holding period during which the Parent Company is a PFIC. If a U.S. Holder makes a QEF election in such first year, the U.S. Holder may make such election in respect of the Parent Company by filing the appropriate documents at the time the U.S. Holder files its U.S. federal tax return for such first year, and no QEF election is necessary in respect of any PFIC Subsidiary. If, however, the U.S. Holder held Common Shares during a year in which the Parent Company were a PFIC without making a QEF election, in a subsequent year the U.S. Holder must be eligible to make a QEF election and, if eligible, must file the appropriate documents and elect to recognize (i) any gain that it otherwise would recognize if it had sold its shares on the qualification date under the rules discussed above in “The ‘No Election’ Alternative” (a “Deemed Sale Election”), or (ii) if the Parent Company or PFIC Subsidiary that the U.S. Holder is electing to treat as a QEF is a controlled foreign corporation, the U.S. Holder’s pro rata share of its post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Parent Company’s or PFIC Subsidiary’s first taxable year as a QEF with respect to a U.S. Holder. In general, a U.S. Holder is eligible to make this election to recognize such gain or earnings and profits only if its holding period for its Common Shares or shares of the PFIC Subsidiary includes the qualification date.
      A QEF election applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If the Parent Company or a PFIC Subsidiary were a QEF with respect to a U.S. Holder but were to cease being a PFIC in a subsequent tax year, the U.S. Holder’s QEF election would remain in effect, although not applicable, during those tax years in which the Parent Company or PFIC Subsidiary will not be a PFIC. If the Parent Company or PFIC Subsidiary again were to become a PFIC in a subsequent tax year, the U.S. Holder’s QEF election would remain in effect and such U.S. Holder would be subject to the rules described above for an electing U.S. Holder in such tax year and any subsequent tax years in which the Parent Company or PFIC Subsidiary were to be a PFIC. In addition, a QEF election with respect to the Parent Company or a PFIC Subsidiary remains in effect, although not applicable, with respect to a U.S. Holder even after such U.S. Holder disposes of all of its direct and indirect interest in Common Shares or shares of such PFIC Subsidiary. If such U.S. Holder subsequently were to reacquire a direct or indirect interest in Common Shares or shares of such PFIC Subsidiary, such U.S. Holder would be subject to the rules, described above, applicable to an electing U.S. Holder.
      A U.S. Holder cannot make and maintain a valid QEF election unless the Parent Company provides certain information regarding ordinary earnings and net capital gain of it and any PFIC Subsidiary and meets certain other requirements. In the event that the Parent Company is a PFIC, it intends to make such information available upon request with respect to the Parent Company and any PFIC Subsidiary.
Additional Considerations
      Unless the Parent Company or a PFIC Subsidiary has been a QEF with respect to a U.S. Holder for all taxable years that are included in whole or in part in such U.S. Holder’s holding period in Common Shares or shares of such PFIC Subsidiary and during which the Parent Company or such PFIC Subsidiary has been a PFIC, proposed Treasury Regulations promulgated under Section 1291(f) of the Code would treat certain transfers of shares of a PFIC as taxable (although generally not otherwise taxable), including, for example, gifts, transfers at death, and exchanges pursuant to corporate reorganizations. If such transfer were taxable, the basis of the transferred PFIC shares in the hands of the transferee and the basis of any property received in the exchange for such PFIC shares generally would be increased by the amount of gain recognized, but the specific tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the PFIC shares are transferred.

      A U.S. Holder is urged to consult its own tax advisor regarding the Parent Company’s PFIC classification, the consequences to such U.S. Holder of the Parent Company’s PFIC classification, and the availability and the consequences of mark-to-market and QEF elections.
Distributions on Common Shares
      To the extent that a distribution paid to a U.S. Holder on its Common Shares is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. Holder that has made a QEF election, the gross amount of such distribution (i.e., including any amount deducted in respect of withholding taxes) generally will be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent that such distribution is paid out of the Parent Company’s remaining current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be its fair market value on its distribution date. To the extent that an amount received by a U.S. Holder exceeds such U.S. Holder’s allocable share of the Parent Company’s current and accumulated earnings and profits, such excess will be applied, first, to reduce such U.S. Holder’s adjusted tax basis in its Common Shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent sale, exchange, or disposition of such Common Shares, and, second, any balance in excess of such U.S. Holder’s adjusted tax basis in its Common Shares will be treated as capital gain.
      A dividend received by a U.S. Holder will not be eligible for the dividends-received deduction generally allowed to corporations. A dividend paid on Common Shares to a non-corporate U.S. Holder before January 1, 2009 will not be “qualified dividend income”, and therefore will not be eligible for a maximum rate of U.S. federal income tax of 15%, to such U.S. Holder if the Parent Company is a PFIC during either the taxable year in which the distribution occurs or the preceding taxable year.
Sale, Exchange, or Other Taxable Disposition of Common Shares
      A U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Common Shares in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received and (b) the U.S. Holder’s adjusted tax basis in the Common Shares. Except to the extent that gain or loss on the disposition of Common Shares by a U.S. Holder is treated under the rules applicable to excess distributions or the mark-to-market provisions, such gain or loss will be (i) capital gain or loss, (ii) long-term capital gain or loss if, on the date of the sale, exchange, or other taxable disposition, the U.S. Holder’s holding period in such Common Shares exceeds one year, and (iii) generally U.S. source gain. Net capital gain of an individual U.S. Holder for taxable years before 2009 generally will be subject to a maximum rate of U.S. federal income tax of 15% in respect of a taxable disposition of Common Shares. The deductibility of capital loss is subject to limitations.
      A U.S. Holder’s adjusted tax basis in its Common Shares will equal the purchase price of its Common Shares acquired in the Offering, increased by (i) any amount included in income as a result of a QEF election and (ii) any amount included in gross income as a result of a mark-to-market election, and decreased by (i) any non-taxable distribution paid from earnings and profits previously included in income pursuant to a QEF election, (ii) any amount allowed as a deduction as a result of a mark-to-market election, and (iii) the gross amount of distributions paid on its Common Shares to the extent that such distributions exceed the U.S. Holder’s allocable share of the Parent Company’s current and accumulated earnings and profits, as described above under “Distributions on Common Shares”.
Foreign Tax Credit
      Any foreign income tax withheld with respect to dividends on Common Shares may, subject to a number of complex requirements and limitations, be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares generally will be “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder. Any gain or loss recognized by a U.S. Holder on a sale, exchange, or other taxable disposition of any of its Common Shares generally will be treated as having a U.S. source for U.S. foreign tax credit purposes. A U.S. Holder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.
Foreign Exchange Gain or Loss
      Distributions with respect to a U.S. Holder’s Common Shares paid in Canadian dollars or any other non-U.S. currency, and any Canadian dollars or other non-U.S. currency received by a U.S. Holder of Common Shares on the sale, exchange, or other taxable disposition of any of its Common Shares, must be converted to U.S. dollars to calculate such U.S. Holder’s U.S. federal income tax liability. In very general terms, an amount paid in non-U.S. currency will be converted to a U.S. dollar amount by reference to the spot exchange rate in effect on the date such amount is paid, regardless of whether such payment is in fact converted to U.S. dollars. If non-U.S. currency is converted to U.S. dollars on the date of the payment, a U.S. Holder (although subject to tax on the U.S. dollar value of the payment) generally will not be required to recognize any non-U.S. currency gain or loss with respect to the receipt of such non-U.S. currency. If the non-U.S. currency is converted to U.S. dollars at a later date, any currency gain or loss resulting from the conversion generally will be treated as U.S. source ordinary income or loss.
Information Reporting and Backup Withholding
      Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax, currently at a 28% rate, on distributions paid on, and proceeds from the disposition of, Common Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.
Certain Canadian Federal Income Tax Considerations
      The following summary is relevant to a holder of Common Shares (a “U.S. Investor”) who (i) is the beneficial owner of the Common Shares which they hold; (ii) is not, and has never been, a resident or deemed resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (iii) is considered a resident of the United States for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), (iv) does not use or hold and is not deemed to use or hold their Common Shares in, or in the course of, carrying on a business in Canada, (v) does not, at any time, either alone or together with persons with whom the holder does not deal at arm’s length, own more than 25% of the issued shares of any class or series of shares in the capital of the Company; and (vi) has not acquired their Common Shares pursuant to a tax-deferred exchange under the Tax Act.
      Special rules, which are not discussed below, may apply to U.S. Investors that are insurers which carry on business in Canada and elsewhere, and this summary is not applicable to such U.S. Investors. Such U.S. Investors should consult their own tax advisors.
      This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Investor. The tax liability of a U.S. Investor will depend on the holder’s particular circumstances. Accordingly, U.S. Investors should consult their own tax advisors for advice with respect to their own particular circumstances.
Dividends on Common Shares
      Dividends paid, or deemed to be paid, on Common Shares to a U.S. Investor will, under the Treaty, generally be subject to withholding tax in Canada at a rate of 15%. Where the U.S. Investor is a corporation that beneficially owns at least 10% of the voting stock of the Company, the rate of withholding tax is reduced to 5%. Under the terms of the Treaty, dividends paid, or deemed to be paid, to certain U.S. Investors that are religious, scientific, charitable and other similar tax-exempt organizations, and to certain pension organizations exempt from tax in the United States, are exempt from Canadian withholding tax.
Dispositions of Common Shares
      A U.S. Investor will not be subject to tax under the Tax Act in respect of any capital gain realized by them on a disposition or deemed disposition of Common Shares unless such Common Shares constitute “taxable Canadian property” to the U.S. Investor. Upon listing for trading on the TSX and quotation on NASDAQ, and provided that the Common Shares remain listed for trading or quoted, as the case may be, on such exchanges, Common Shares will not constitute taxable Canadian property to a U.S. Investor.
CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS
      In the opinion of Lawson Lundell LLP, our Canadian counsel, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by holders who acquire Common Shares pursuant to this prospectus. This summary is applicable to a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), holds their Common Shares as capital property, and deals at arm’s length and is not affiliated with us. The Common Shares will generally be considered capital property to a holder unless either the holder holds such Common Shares in the course of carrying on a business of buying and selling securities or the holder has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to any holder which is a “financial institution” (as defined in the Tax Act) or to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act).
      This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

      This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The income and other tax consequences of acquiring, holding and disposing of Common Shares will vary according to the status of the holder, the place where the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Prospective holders should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares, based on the holder’s particular circumstances.
      The following summary is relevant to a holder of Common Shares (a “Canadian Holder”) who is, for the purposes of the Tax Act and any applicable income tax treaty or convention entered into by Canada, resident or deemed to be resident in Canada.
Acquisition of Common Shares
      The adjusted cost base to a Canadian Holder of the Common Shares acquired pursuant to this prospectus will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base to the Canadian Holder of any other common shares of the Company that are held by the Canadian Holder at the time of acquisition.
Dividends on Common Shares
      Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.
      A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3 % of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.
Disposition of Common Shares
      In general, a Canadian Holder of a Common Share will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Common Share, equal to the amount by which the proceeds of disposition of the Common Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder.
      A Canadian Holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.
      In general, in the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.
      A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 % of its “aggregate investment income” for the year which is defined to include taxable capital gains. Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

UNDERWRITING
      We and the Underwriters have entered into an underwriting agreement concerning the Common Shares being offered by this prospectus. The Underwriters’ obligations are several and not joint, which means that each Underwriter is required to purchase a specified number of Common Shares, but is not responsible for the commitment of any other Underwriter to purchase Common Shares. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the Underwriters and each Underwriter severally has agreed to purchase the number of Common Shares set forth opposite its name below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Blackmont Capital Inc.
Citigroup Global Markets Inc.
National Bank Financial Inc.
Salman Partners Inc.

Total	6,000,000

      The Underwriters are offering the Common Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Common Shares, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement. The Underwriters are severally committed to purchase all of the Common Shares being offered if any of these shares are purchased.
      The following table provides information regarding the per share and total underwriting commissions that we will pay to the Underwriters in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

Paid by the Company

	No Exercise	Full Exercise

Per Common Share	$	$
Total	$	$
      We estimate that the total expenses of this Offering payable by us, excluding underwriting commissions, will be approximately $900,000.
      The Underwriters propose to offer our Common Shares directly to the public initially at the public offering price set forth on the cover page of this prospectus, and to dealers at that price less a concession not to exceed US$                     per Common Share. The Common Shares will be available for delivery, if, as and when accepted by the Underwriters but subject to prior sale of the Common Shares and to the withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject any order for purchase of the Common Shares in whole or in part. After the commencement of this Offering, the Underwriters may change the public offering price and other selling terms.
      This Offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The public offering price for any Common Shares offered in Canada is payable in Canadian dollars, and the public offering price for Common Shares offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of this prospectus. Subject to applicable law, the Underwriters may offer the Common Shares outside of Canada and the United States.

      Deutsche Bank Securities Limited (“Deutsche Canada”), the Canadian broker-dealer affiliate of Deutsche Bank Securities Inc., and Citigroup Global Markets Canada Inc. (“Citigroup Canada” and, together with Deutsche Canada, the “Sub-Underwriters”), the Canadian broker-dealer affiliate of Citigroup Global Markets Inc., have agreed in the underwriting agreement to use reasonable efforts to effect sales in Canada pursuant to this short form prospectus. In the event that any such sales are effected, the Sub-Underwriters will purchase such common shares from their respective U.S. broker-dealer affiliate concurrently with, and conditional upon, the closing of the purchase of the common shares by the underwriters at the offering price for the Common Shares in Canada, less an amount to be mutually agreed upon by the Sub-Underwriter and its respective U.S. broker-dealer affiliate, which amount shall not be greater than the underwriting commission.
      We have granted to the Underwriters an Over-Allotment Option, exercisable for 30 days following the closing of this Offering, to purchase up to 900,000 additional Common Shares at the public offering price less the underwriting commission. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of additional Common Shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-Allotment Option.
      We and our officers and directors have agreed that, other than with regard to certain options that may be exercised by our officers and directors, certain charitable donations and sales of common shares purchased in the open market after the date of this prospectus by our officers and directors, and certain shares that may be issued by us in connection with the acquisition of property interests, for a period of 90 days from the date of the underwriting agreement we and they will not, without the prior written consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our common shares or any securities convertible into or exchangeable for our common shares.
      We have agreed in the underwriting agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.
      Our common shares are listed on the TSX and quoted on NASDAQ under the symbols SSO and SSRI, respectively.
      In order to facilitate this Offering of Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares in accordance with Regulation M under the U.S. Exchange Act.
      The Underwriters may over-allot Common Shares in connection with this Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in this Offering. To cover these short sales positions or to stabilize the market price of our common shares, the Underwriters may bid for, and purchase, common shares in the open market. These transactions may be effected on the NASDAQ, the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.
      Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the common shares is for the purpose of maintaining a fair and orderly market in the common shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.
      From time to time, the Underwriters and/or their affiliates may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they would expect to receive, customary fees and commissions.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.
Notice to Prospective Investors in the European Economic Area
      In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Common Shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.
      Each purchaser of Common Shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For purposes of this provision, the expression an offer to the public in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
      The sellers of the Common Shares have not authorized and do not authorize the making of any offer of Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.
Notice to Prospective Investors in the United Kingdom
      This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
LEGAL MATTERS
      Certain legal matters in connection with the Offering will be passed upon on our behalf by Lawson Lundell LLP with respect to Canadian legal matters, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.
TRANSFER AGENT AND REGISTRAR
      The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Computershare Trust Company, Inc. in Denver, Colorado.
INTEREST OF EXPERTS
      None of Lawson Lundell LLP, our Canadian counsel, Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, or Mine Development Associates, Inc., Scott Hardy, Steve Ristorcelli, CPG, Hatch Ltd., John Wells, James A. McCrea, B.Sc., P. Geo., Mark G. Stevens, CPG, Pincock, Allen & Holt, Snowden Mining Industry Consultants Inc., Neil R. Burns, M.Sc., P. Geo., Sundance Ventures, C. Stewart Wallis, P. Geo., Roscoe Postle Associates Inc., William Pincus, M.Sc., CPG, Kenneth C. McNaughton, M.Sc., P. Eng. (one of our employees) and Stephen B. Robertson, P. Geo., each being companies or persons who have prepared reports or who have been responsible for reporting exploration results relating to our mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or of any associate or affiliate of us. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.
      Neither the aforementioned persons, other than Mr. McNaughton, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.
      Our auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, report that they are independent from us in accordance with the Rules of Professional Conduct in British Columbia, Canada and with the rules and regulations of the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the form of the underwriting agreement; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Lawson Lundell LLP; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the consents of Mine Development Associates, Inc.; (vii) the consent of Scott Hardy; (viii) the consents of Steve Ristorcelli, CPG; (ix) the consent of Hatch Ltd.; (x) the consent of John Wells; (xi) the consents of James A. McCrea, B.Sc., P. Geo.; (xii) the consents of Mark G. Stevens, CPG; (xiii) the consents of Pincock, Allen & Holt; (xiv) the consent of Snowden Mining Industry Consultants Inc.; (xv) the consent of Neil Burns, M.Sc., P. Geo.; (xvi) the consents of Sundance Ventures; (xvii) the consents of C. Stewart Wallis, P. Geo.; (xviii) the consents of Roscoe Postle Associates Inc.; (xix) the consent of William Pincus, M.Sc., CPG; (xx) the consents of Kenneth C. McNaughton M.Sc., P. Eng.; (xxi) the consent of Stephen B. Robertson, P. Geo.; and (xxii) the powers of attorney from directors and officers of Silver Standard.

DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, telephone: (604) 689-3846. These documents are also available through the internet on SEDAR which can be accessed on line at www.sedar.com. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	annual information form, dated March 29, 2006, for the year ended December 31, 2005, which is our annual report on Form 20-F;

(b)	audited comparative consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended December 31, 2005;

(c)	management information circular, dated March 20, 2006, prepared in connection with our annual meeting of shareholders to be held on May 17, 2006 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”);

(d)	material change reports, dated January 3 and January 16, 2006, announcing the purchase agreement in connection with, and the completion of, the acquisition of Sociedad Minera Berenguela S.A., to acquire a 100% interest in the Berenguela Project;

(e)	material change reports, dated January 4, January 9, February 1, February 28 and March 1, 2006, announcing expansion of drilling of the Pitarrilla Project, and dated March 6, 2006, announcing a 30% increase in resource estimates for the Pitarrilla Project;

(f)	material change report, dated January 10, 2006, announcing the appointment of John R. Brodie, FCA, to our board of directors as an independent director;

(g)	material change reports, dated March 7 and March 22, 2006, announcing high grade trench results and assay results from the Ayelén vein at the San Luis Project;

(h)	material change reports, dated March 22 and April 11, 2006, announcing the sale of our 50% interest in the Manantial Espejo Project to our joint venture partner, Pan American Silver Corp.;

(i)	material change report, dated April 6, 2006, announcing the results of a feasibility study update for the Pirquitas Project prepared by Hatch Ltd.;

(j)	material change reports, dated April 10 and April 25, 2006, announcing the results of diamond drilling at the South Ridge of the Pitarrilla Project;

(k)	material change report, dated April 24, 2006, announcing revised reserves for the Pirquitas Project;

(l)	material change report, dated April 28, 2006, announcing the completion of a technical report for the Pirquitas Project, which modifies and supersedes the material change report referred to in paragraph (i) above; and

(m)	material change report, dated May 1, 2006, announcing the filing of a preliminary short form prospectus under the multi-jurisdictional disclosure system.
      Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about us for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that we file with various securities commissions or similar authorities in Canada after the date of this prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference in this prospectus. Any document filed by us with the SEC or Report of Foreign Private Issuer on form 6-K furnished to the SEC pursuant to the U.S. Exchange Act, as amended after the date of this prospectus and prior to the termination of the Offering, shall also be deemed to be incorporated by reference into this prospectus if and to the extent provided in such document.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.
      All disclosure contained in a supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.
ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
      We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith file reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
      You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are a corporation existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Our Canadian counsel, Lawson Lundell LLP, advised us that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, Lawson Lundell LLP also advised us that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
      We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Common Shares under this prospectus.

6,000,000 Shares
SILVER STANDARD RESOURCES INC.
Common Shares

PROSPECTUS
                    , 2006

Bear, Stearns & Co. Inc.
Deutsche Bank Securities
Blackmont Capital Corp.
Citigroup
NBF Securities (USA) Corp.
Salman Partners (USA) Inc.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
      The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).
      Under Section 160 of the Act, an individual who

(a)	is or was a director or officer of the Registrant,

(b)	is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or

(c)	at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and includes, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), may be indemnified by the Registrant against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (“eligible proceeding”) to which the eligible party is or may be liable, or after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.
      Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
      Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.
      Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or, after the final disposition of an eligible proceeding, pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.
If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.
      Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify or to pay expenses, despite Sections 160 to 163 of the Act.
      Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act.
      Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director, former director or alternate director of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of a director, alternate director or officer of the Registrant to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.
      Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any person (or such person’s heirs or legal personal representatives) who is or was serving as a director, alternate director, officer, employee or agent of the Registrant, or as a director, alternate director, officer, employee or agent of any corporation of which the Registrant is or was an affiliate, or if at the request of the Registrant, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity, or if at the request of the Registrant, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her as a director, alternative director, officer, employee or agent or person who holds or held such equivalent position.
      The Underwriting Agreement contains provisions by which the Underwriters agree to indemnify the Registrant and certain other persons, including each person who controls the Registrant with the meaning of the Securities Act of 1933, as amended, with respect to information furnished by the Underwriters for use in this Registration Statement.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.

EXHIBITS
      The following exhibits have been filed or incorporated by reference as part of this Registration Statement.

Exhibit	Description

3.1	Form of Underwriting Agreement.
4.1	Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (filed with the Commission on March 31, 2006).
4.2	Audited comparative consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 together with the notes thereto and the auditor’s report thereon, including management’s discussion and analysis for the year ended December 31, 2005 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 3, 2006).
4.3	Management information circular, dated March 20, 2006, prepared in connection with the Registrant’s annual meeting of shareholders to be held on May 17, 2006 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”) (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 25, 2006).
4.4	Material Change Report, dated January 3, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 4, 2006).
4.5	Material Change Report, dated January 4, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 5, 2006).
4.6	Material Change Report, dated January 9, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 10, 2006).
4.7	Material Change Report, dated January 10, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 11, 2006).
4.8	Material Change Report, dated January 16, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 17, 2006).
4.9	Material Change Report, dated February 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 2, 2006).
4.10	Material Change Report, dated February 28, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 2, 2006).
4.11	Material Change Report, dated March 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 2, 2006).
4.12	Material Change Report, dated March 6, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 7, 2006).
4.13	Material Change Report, dated March 7, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 8, 2006).
4.14	Material Change Report, dated March 22, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 23, 2006).
4.15	Material Change Report, dated March 22, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 23, 2006).
4.16	Material Change Report, dated April 6 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 6, 2006).
4.17	Material Change Report, dated April 10, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 11, 2006).
4.18	Material Change Report, dated April 11, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 12, 2006).
4.19	Material Change Report, dated April 24, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 24, 2006).
4.20	Material Change Report, dated April 25, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 26, 2006).

Exhibit		Description

4.21		Material Change Report, dated April 28, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 28, 2006).
4.22		Material Change Report, dated May 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 1, 2006).
5.1		Consent of PricewaterhouseCoopers LLP.
5.2		Consent of Blake, Cassels & Graydon LLP.
5.3		Consent of Lawson Lundell LLP.
5.4		Consents of Hatch Ltd.
5	.5*	Consents of James A. McCrea.
5	.6*	Consents of Mark G. Stevens.
5.7		Consents of John Wells.
5	.8*	Consents of Kenneth C. McNaughton.
5.9		Consents of Mine Development Associates, Inc.
5	.10*	Consents of Pincock, Allen & Holt.
5	.11*	Consent of Neil R. Burns.
5	.12*	Consents of C. Stewart Wallis.
5	.13*	Consents of Roscoe Postle Associates Inc.
5.14		Consents of Scott Hardy.
5.15		Consents of Steve Ristorcelli.
5	.16*	Consent of William Pincus.
5	.17*	Consent of Stephen B. Robertson.
5	.18*	Consents of Sundance Ventures.
5	.19*	Consent of Snowden Mining Industry Consultants, Inc.
6	.1*	Powers of Attorney.

*	Previously filed.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.
Item 2. Consent to Service of Process

(a)	Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on this 10th day of May, 2006.

Silver Standard Resources Inc.

By:	/s/ Robert A. Quartermain

Name: Robert A. Quartermain
Title: President and Director
      Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Robert A. Quartermain Robert A. Quartermain		President and Director (Principal Executive Officer)	May 10, 2006

* Ross A. Mitchell		Vice President, Finance (Principal Financial Officer and Principal Accounting Officer)	May 10, 2006

* R.E. Gordon Davis		Director	May 10, 2006

* David L. Johnston		Director	May 10, 2006

* Catherine McLeod-Seltzer		Director	May 10, 2006

* William Meyer		Director	May 10, 2006

* John R. Brodie, FCA		Director	May 10, 2006

*By:	/s/ Robert A. Quartermain Name: Robert A. Quartermain Attorney-in-fact

III-2

AUTHORIZED REPRESENTATIVE
      Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has duly signed this registration statement, solely in the capacity of the duly authorized representative of Silver Standard Resources Inc. in the City of Albuquerque, State of New Mexico, United States on this 10th day of May, 2006.

By:	/s/ R. M. Robb

Name: R. M. Robb
Title: Vice President, Project Development

III-3

EXHIBITS
      The following exhibits have been filed or incorporated by reference as part of this Registration Statement.

Exhibit	Description

3.1	Form of Underwriting Agreement.
4.1	Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (filed with the Commission on March 31, 2006).
4.2	Audited comparative consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 together with the notes thereto and the auditor’s report thereon, including management’s discussion and analysis for the year ended December 31, 2005 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 3, 2006).
4.3	Management information circular, dated March 20, 2006, prepared in connection with the Registrant’s annual meeting of shareholders to be held on May 17, 2006 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”) (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 25, 2006).
4.4	Material Change Report, dated January 3, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 4, 2006).
4.5	Material Change Report, dated January 4, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 5, 2006).
4.6	Material Change Report, dated January 9, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 10, 2006).
4.7	Material Change Report, dated January 10, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 11, 2006).
4.8	Material Change Report, dated January 16, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 17, 2006).
4.9	Material Change Report, dated February 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 2, 2006).
4.10	Material Change Report, dated February 28, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 2, 2006).
4.11	Material Change Report, dated March 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 2, 2006).
4.12	Material Change Report, dated March 6, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 7, 2006).
4.13	Material Change Report, dated March 7, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 8, 2006).
4.14	Material Change Report, dated March 22, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 23, 2006).
4.15	Material Change Report, dated March 22, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 23, 2006).
4.16	Material Change Report, dated April 6 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 6, 2006).
4.17	Material Change Report, dated April 10, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 11, 2006).
4.18	Material Change Report, dated April 11, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 12, 2006).
4.19	Material Change Report, dated April 24, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 24, 2006).
4.20	Material Change Report, dated April 25, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 26, 2006).
4.21	Material Change Report, dated April 28, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 28, 2006).

Exhibit		Description

4.22		Material Change Report, dated May 1, 2006 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 1, 2006).
5.1		Consent of PricewaterhouseCoopers LLP.
5.2		Consent of Blake, Cassels & Graydon LLP.
5.3		Consent of Lawson Lundell LLP.
5.4		Consents of Hatch Ltd.
5	.5*	Consents of James A. McCrea.
5	.6*	Consents of Mark G. Stevens.
5.7		Consents of John Wells.
5	.8*	Consents of Kenneth C. McNaughton.
5.9		Consents of Mine Development Associates, Inc.
5	.10*	Consents of Pincock, Allen & Holt.
5	.11*	Consent of Neil R. Burns.
5	.12*	Consents of C. Stewart Wallis.
5	.13*	Consents of Roscoe Postle Associates Inc.
5.14		Consents of Scott Hardy.
5.15		Consents of Steve Ristorcelli.
5	.16*	Consent of William Pincus.
5	.17*	Consent of Stephen B. Robertson.
5	.18*	Consents of Sundance Ventures.
5	.19*	Consent of Snowden Mining Industry Consultants, Inc.
6	.1*	Powers of Attorney.

*	Previously filed.